ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 12, 2024	Nathan McGuire
T +1 617 854 2070
nathan.mcguire@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW ETF Trust (the “Trust”) Registration Statement on Form N-14

To Whom it May Concern:

We are filing today, on behalf of the Trust, a Registration Statement on Form N-14 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the proposed reorganizations of Metropolitan West Floating Rate Income Fund, Metropolitan West Investment Grade Credit Fund, and TCW High Yield Bond Fund with and into TCW Senior Loan ETF, TCW Investment Grade Credit ETF, and TCW High Yield Bond ETF, each a series of the Trust, respectively, as described in the Registration Statement.

No registration fee is being paid at the time of filing because the Trust has previously elected, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares. The Registration Statement is proposed to become effective on July 12, 2024 pursuant to Rule 488 under the Securities Act. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct any questions regarding and/or comments on this filing to me at (617) 854-2070 or nathan.mcguire@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Nathan McGuire

Nathan McGuire

cc:	Brian McCabe
Yana Guss